JUNEE LTD

May 27, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Attn: Suying Li, Angela Lumley, Stacey Peikin, Jennifer Lopez Molina

Re:	Junee Ltd
Amendment No.3 to Draft Registration Statement on Form F-1
Filed April 26, 2022
CIK No. 0001897087

Dear Ms. Li, Ms. Lumley, Ms. Peikin and Ms. Molina:

Junee Limited (the “Company”, “Junee,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on May 19, 2022, regarding our third amended draft Registration Statement on Form F-1 submitted on April 26, 2022. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amended draft Registration Statement on Form F-1 submitted accompanying this Response Letter is referred to as Amendment No. 4.

Cover Page

1. Both on the cover page and in the summary risk factors and risk factors sections, where you describe how cash is transferred through your organization, please provide the following disclosure:

●	Disclose that, to the extent cash in the business is in Hong Kong or a Hong Kong entity, the funds may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash. On the cover page, provide cross-references to these other discussions; and

●	To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.

●	Where you discuss limitations on your ability to transfer cash between you and your subsidiaries, provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well.

Response: In response to the Staff’s comment, we revised our disclosure on the cover page, prospectus summary, summary of risk factors, and risk factors sections of Amendment No. 4.

Summary, page 1

2. Disclose clearly that the company uses a structure that involves an operating subsidiary based in Hong Kong and what that entails, and move the diagram of the company's corporate structure currently on page 7 to a place early in the summary.  Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted.  Describe the how this type of corporate structure may affect investors and the value of their investment.

Response: In response to the Staff’s comment, we revised our disclosure in the prospectus summary of Amendment No. 4 to clearly disclose that we use a structure that involves an operating subsidiary based in Hong Kong and that this structure entails unique risks to the investors. We also revised our disclosure to distinguish the Company as the entity in which investors are purchasing their interest and to identity our subsidiary, OPS Interior Design Consultant Limited, or OPS HK, as an entity that investors are not purchasing an interest in and the entity through which our operations are conducted. We also moved the diagram of the company's corporate structure on page 7 to page 1 of the prospectus summary.

Summary of Risk Factors, page 2

3. We note your revised disclosure in response to comment 6 and reissue the comment.  Please further revise your disclosure on pages 2-7 to individually and specifically identify the following risks:

●	Risks arising from the legal system in China and Hong Kong, including all of the risks described on the prospectus cover page;

●	Risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice;

●	The risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale; and

●	Risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

For each of these risks, include a cross-reference to the relevant individual detailed risk factor including its heading.

Response: In response to the Staff’s comment, we further revised our disclosure on pages 2-7 to individually and specifically identify the following risks: 1) risks arising from the legal system in China and Hong Kong, including all of the risks described on the prospectus cover page; 2) risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; 3) the risk that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the securities being registered for sale; and 4) risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

For each of these risks, we also included a cross-reference to the relevant individual detailed risk factor.

Transfers of Cash to and from Our Subsidiary, page 8

4. Please expand your disclosure to provide a cross-reference to the consolidated financial statements.

Response: In response to the Staff’s comment, we revised and expanded the disclosure on page 10 of Amendment No. 4 to provide a cross-reference of the transfers of cash to and from our subsidiary to the consolidated financial statements

Recent Regulatory Developments in the PRC, page 9

5. We note your disclosure in response to comment 7.  Please expand your disclosure to address the following:

●	Clearly state whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied;

●	Where you relied on an opinion of counsel, clearly disclose the opinion for which you are relying. For example, it appears from the language in the second paragraph under this heading that your PRC counsel confirmed that "Junee is a holding company incorporated in the British Virgin Islands with an operating entity based in Hong Kong, and it does not have any subsidiary or VIE in the PRC...;" and

●	Specifically address the consequences to you and your investors if you or your subsidiaries (i) do not receive or maintain required permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. We note your current disclosure on page 4. Please do not limit your discussion to consequences if the CSRC or any other governmental agency subsequently determines that approval was needed for the completion of this offering.

Response: In response to the Staff’s comment, we revised and expanded the disclosure on pages 10, 11 and 12 of Amendment No. 4. We also revised to clearly disclose the opinion for which we are relying.

Additionally, we respectfully direct the Staff’s attention to our disclosure on pages 10, 11 and 12 of Amendment No. 4 regarding the consequences to us and the investors if we or our subsidiary (i) do not receive or maintain required permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, including: not being to complete this offering, fines on us or the Hong Kong subsidiary, discontinuing or restricting the operations of the subsidiary, imposing conditions or requirements with which we or OPS HK may not be able to comply, restricting or prohibiting our use of the proceeds from our initial public offering to finance the business and operations in Hong Kong.

Risk Factors

There remain some uncertainties as to whether we will be required to obtain approval, page 21

6. We note your revised disclosure in response to comment 8.  Please expand to specifically disclose to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: In response to the Staff’s comment, we respectfully direct the Staff’s attention to page 24 of Amendment No. 4, where we disclosed to what extent we believe we are not required to be compliant with the regulations or polices that have been issued by the CAC to date. As confirmed by our PRC counsel, Jincheng Tongda & Neal Law Firm, the Cybersecurity Review Measures now do not have an impact on our business, operations or the proposed offering, as we do not believe that we will be deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, that are required to file for cybersecurity review before listing in the U.S., because (i) all of our operations are conducted by our Hong Kong subsidiary which currently solely serve the Hong Kong local market, we currently have no operations in the PRC; (ii) we do not have or intend to have any subsidiary nor do we have or intend to establish a VIE structure with any PRC entity in mainland China and the Measures remain unclear whether they shall be applied to a company like us; (iii) as of date of the prospectus, we have neither collected nor stored any personal information of any PRC individual or within the PRC, nor do we entrust or expect to be entrusted by any individual or entity to conduct any data processing activities of any PRC individual or within the PRC; and (iv) as of the date of the prospectus, we have not been informed by any PRC governmental authority of any requirement that we must file for a cybersecurity review.

General

7. Please update your financial statements and related information to include the interim period ended December 31, 2021 as required by Item 8.A.5 of Form 20-F or tell us why it is not necessary to do so.

Response: In response to the Staff’s comment, we updated in Amendment No.4 our financial statements and related information to include the interim period ended December 31, 2021, as required by Item 8.A.5 of Form 20-F.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Lisa Forcht, Esq., of Hunter Taubman Fischer& Li LLC, at 646-315-0496.

Very truly yours,

/s/ Yuk Ki (Francis) Chan
Name:	Yuk Ki (Francis) Chan
Title:	Director

Lisa Forcht, Esq.

Hunter Taubman Fischer & Li LLC

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